April 3, 2019

Todd A. Etzler
Senior Vice President, General Counsel
Horizon Bancorp, Inc.
515 Franklin Street
Michigan City, IN 46360

       Re: Horizon Bancorp, Inc.
           Registration Statement on Form S-3
           Filed March 26, 2019
           File No. 333-230500

Dear Mr. Etzler :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services